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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
FLAGSTAR BANCORP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
337930101
(CUSIP Number)
Robert H. Weiss
General Counsel
MP (Thrift) Global Advisers III LLC
520 Madison Avenue, 35th Floor
New York, New York 10022
(212) 651-9525
Copy to:
George Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4945
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 27, 2010
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP Thrift Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MPGOP III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MPGOP (Cayman) III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Global Partners III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐ (See Introduction on Schedule 13D)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities”). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities” ). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities” ). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. David J. Matlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities” ). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. Mark R. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities” ). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

CUSIP No.	337930101

1	NAMES OF REPORTING PERSONS. MP (Thrift) Global Advisers III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		860,035,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

860,035,212*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,035,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* The Reporting Persons beneficially own and are the record holder of 797,535,212 shares of common stock of the Issuer, representing approximately 89.5% of the total voting power of the voting stock of the Issuer. The Reporting Persons also beneficially own, and are the record holder of, 50,000 shares of trust preferred securities of the Issuer (the “Capital Securities” ). The Capital Securities have an aggregate liquidation preference of $50 million, a dividend rate of 10%, and are convertible into common stock, in whole or in part, on April 1, 2010, at a conversion price equal to 90% of the volume-weighted average price per share during the period from February 1, 2009 to April 1, 2010, subject to a minimum of $0.80 and a maximum of $2.00 per share. Since the conversion price is not yet fixed, the as-converted number of Capital Securities, assuming they are converted in whole, ranges from 25,000,000 to 62,500,000 shares of common stock of the Issuer. The amount of common stock set out in this Schedule uses an assumed conversion price of $0.80.

Item 1. Security and Issuer
     This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D jointly filed by (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin and Mark R. Patterson, each as a 50% managing member of MPT, and (viii) MP (Thrift) Global Advisers III LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”) on February 4, 2009 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), and amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Schedule 13D filed on February 19, 2009, February 27, 2009, and July 6, 2009, respectively. The class of equity securities to which this Amendment relates are shares of common stock of Flagstar Bancorp, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan, 48098. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:
     This Schedule 13D, and any and all subsequent amendments, are jointly filed on behalf of (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin and Mark R. Patterson, each as a 50% managing member of MPT, and (viii) MP (Thrift) Global Advisers III LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit I and incorporated herein by reference.
     The address of the principal office of all Reporting Persons is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, 35th Floor, New York, New York 10022.
     (i) MP Thrift is a limited partnership organized under the laws of Delaware. MP Thrift was formed for the purposes of acquiring both the Preferred Stock of Flagstar Bancorp, Inc. and indirect control of Flagstar Bank, FSB (the “Thrift”), a federally chartered stock savings bank and wholly owned subsidiary of Flagstar Bancorp, Inc.
     (ii), (iii) MPGOP is a Delaware limited partnership and MPGOP (Cayman) is a Cayman Islands exempted limited partnership. Each of MPGOP and MPGOP Cayman was formed for the sole purpose of holding an interest in MP Thrift. MPGOP has a 77.0497% interest in MP Thrift and MPGOP Cayman has a 22.9503% interest in MP Thrift.
     (iv) MP LLC is a limited liability company organized under the laws of Delaware. The principal business of MP LLC is to serve as general partner of each of MPGOP, MPGOP Cayman, MP Thrift, MPGOPS and MPGOI.
     (v) MPAM is a limited liability company organized under the laws of Delaware. MPAM is the managing member of MP LLC.
     (vi) MPT is a limited liability company organized under the laws of Delaware. MPT is the managing member of MPAM.
     (vii) David J. Matlin and Mark R. Patterson are each a 50% managing member of MPT. David J. Matlin’s principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson’s principal occupation is acting as Chairman of Matlin Advisers. David J. Matlin and Mark R. Patterson are both citizens of the United States of America.
     (viii) Matlin Advisers is a limited liability company organized under the laws of Delaware. The principal business of Matlin Advisers is to serve as investment adviser to the Thrift Fund.
     In the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:
     On January 27, 2010, MP Thrift exercised its right to subscribe for 422,535,212 shares of Common Stock. The funding for this transaction came primarily from investors who were investors in existing funds managed by Matlin Advisers, namely, MPGOP and MPGOP Cayman.
Item 5. Interests in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, as follows:
     On January 27, 2010, MP Thrift purchased 422,535,212 shares of Common Stock, at a subscription price of $0.71 per share, for a total purchase price of $300,000,000.52. This investment by MP Thrift was made pursuant to the exercise of the rights that MP Thrift received under the Issuer’s rights offering, announced on December 14, 2010, of up to 704,234,180 shares of its Common Stock (the “Rights Offering”). Under the Rights Offering, each shareholder of record as of December 24, 2009 received, at no charge, 1.5023 non transferable subscription rights for each share of Common Stock owned on the record date, and each right entitled the holder to purchase one share of Common Stock at a subscription price of $0.71 per whole share. Pursuant to the Rights Offering, MP Thrift holds additional rights to purchase approximately 140,827,288 shares of Common Stock.
     As of January 28, 2009, the Reporting Persons beneficially own and are the record holder of 797,535,212 shares of Common Stock, representing approximately 89.5% of the total voting power of the voting stock of the Issuer.
     As of January 28, 2010 the Reporting Persons beneficially own and are the record holder of a series of convertible trust preferred securities, with an aggregate liquidation preference of $50 million and a dividend rate of 10% (the “Capital Securities”), of the Issuer, which are convertible into Common Stock. In the event that the Capital Securities are converted the Reporting Persons will beneficially own a minimum of 822,535,212 shares (assuming an applicable conversion price of $2.00) and a maximum of 860,035,212 shares of Common Stock (assuming an applicable conversion price of $0.80) representing, respectively, 90.1% and 92.3% of the total voting power of the voting stock of the Issuer.
     Except as set forth in this Schedule 13D, as amended, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of the Issuer.
     Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

Item 7. Material to be Filed as Exhibits

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated January 29, 2010.

Exhibit II	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 29, 2010
MP Thrift Investments L.P.
By:  MP (Thrift) Global Partners III LLC
General Partner

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: General Counsel

MPGOP III Thrift AV-I L.P.

By: MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: General Counsel

MPGOP (Cayman) III Thrift AV-I L.P.

By: MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) Global Partners III LLC

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) Asset Management LLC

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: General Counsel

MP (Thrift) LLC

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: General Counsel

David J. Matlin

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: Attorney-in-Fact

Mark R. Patterson

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: Attorney-in-Fact

MP (Thrift) Global Advisers III LLC

By:	/s/ Robert H. Weiss Name: Robert H. Weiss
Title: General Counsel

EXHIBIT INDEX

Exhibit	Title

Exhibit I	Joint Filing Agreement, by and among the Reporting Persons, dated January 29, 2010.

Exhibit II	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).